Exhibit 99.1

Hexindai Declares Cash Dividend

BEIJING, CHINA, July 23, 2018 – Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, announced today that the board of directors of Hexindai has declared a cash dividend of $0.40 per ordinary share, which is equivalent to US$0.40 per American Depositary Share (“ADS”), each of which represents one ordinary share. Holders of the Company’s ordinary shares, including ordinary shares represented by ADSs, at 5:00 pm on August 2, 2018 (U.S. Eastern Time) will be entitled to receive the cash dividend. The cash dividend will consist of an annual dividend pursuant to the newly adopted annual dividend policy of US$0.27 per ordinary share (or US$0.27 per ADS), and a special cash dividend of US$0.13 per ordinary share (or US$0.13 per ADS).

On July 19, 2018, the board of directors approved an annual dividend policy. Under this policy, annual dividends will be set at an amount equivalent to approximately 15-25% of our anticipated net income after tax in each year commencing from fiscal year 2018. On July 19, 2018, the board of directors also approved a special cash dividend of US$0.13 per ordinary share (or US$0.13 per ADS). The declaration of future cash dividends, pursuant to the Company’s dividend policy, is subject to final discretion of the board of directors and is based on a number of factors, including but not limited to, the Company’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Accordingly, there can be no assurance that dividends in the future will be equal or similar in amount to the amounts described in this press release or that the board of directors will not decide to suspend or discontinue, altogether, the payment of cash dividends in the future.

Citibank, N.A., the depositary bank for the Company’s ADS program (the “ADS Depositary”), expects to pay out dividends to ADS holders on or around August 10, 2018. Dividends to be paid to the Company’s ADS holders through the ADS Depositary will be subject to the terms of the deposit agreement by and among the Company, the ADS Depositary and the holders and beneficial owners of ADSs issued thereunder, including the fees and expenses payable thereunder.

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its online marketplace. The Company offers borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China by matching them with investors seeking various types of investment products with appropriate risk levels and risk-adjusted returns. Hexindai’s strong online and offline user acquisition capabilities combined with an online platform with extensive offline networks, an advanced risk management system, and strong strategic cooperative relationships with a custodian bank and an insurance company to safeguard investments, allows the Company to generate higher customer satisfaction, reliance, and realize faster growth in China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please visit ir.hexindai.com

For investor inquiries, please contact:

Hexindai

Ms. Daisy Wang

Tel: +86-10-5380-6196

Email: ir@hexindai.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333
Email: tfleming@Christensenir.com